Exhibit (a)(5)(Q)

CENTERBRIDGE PARTNERS SUCCESSFULLY COMPLETES TENDER OFFER FOR P.F. CHANG’S CHINA BISTRO, INC.

Scottsdale, Arizona and New York, New York, July 2, 2012 — P.F. Chang’s China Bistro, Inc. (NASDAQ: PFCB) (“P.F. Chang’s” or the “Company”), Centerbridge Partners, L.P. (“Centerbridge”), Wok Parent LLC (“Wok Parent”) and Wok Acquisition Corp. (“Wok”), an affiliate of Centerbridge, today announced that Wok has successfully completed the tender offer for all outstanding shares of P.F. Chang’s.

The tender offer and withdrawal rights expired at 5:00 p.m., New York City time, on June 29, 2012. The depositary for the tender offer has advised that, as of the expiration time, approximately 17,819,727 shares of P.F. Chang’s common stock were validly tendered and not withdrawn representing approximately 83.7% of the outstanding shares of P.F. Chang’s common stock, giving Centerbridge control of P.F. Chang’s. All shares that were validly tendered and not validly withdrawn have been accepted for purchase, and payment for such shares will be made promptly in accordance with the terms of the tender offer at the offer price of $51.50 per share, net to the seller in cash, without interest and less any required withholding taxes.

Centerbridge intends to promptly move forward with a “short-form” merger under Delaware law after exercising its top-up option under the merger agreement, and P.F. Chang’s will become an indirect, wholly-owned subsidiary of Wok Parent. The merger is expected to be completed today, July 2, 2012. As a result of the merger, any shares of P.F. Chang’s common stock not previously tendered will be cancelled and (except for shares held by P.F. Chang’s, Wok Parent, Wok, or any subsidiary of P.F. Chang’s or Wok Parent, including Wok, or shares for which appraisal rights are properly demanded) will be converted into the right to receive the same $51.50 per share in cash paid in the tender offer. Following the merger, P.F. Chang’s common stock will cease to be traded on The NASDAQ Global Select Market.

About P.F. Chang’s

P.F. Chang’s China Bistro, Inc. owns and operates two restaurant concepts in the Asian niche. P.F. Chang’s China Bistro features a blend of high-quality, Chinese-inspired cuisine and American hospitality in a sophisticated, contemporary bistro setting. Pei Wei Asian Diner offers a modest menu of freshly prepared pan-Asian cuisine in a relaxed, warm environment offering attentive counter service and take-out flexibility. In addition, the Company has extended its brands to international markets, airport locations, and retail products all of which are operated under licensing agreements.

About Centerbridge

Centerbridge Partners, L.P. is a private investment firm headquartered in New York City with approximately $20 billion in capital under management. The firm focuses on private equity and credit investments. The firm is dedicated to partnering with world-class management teams across targeted industry sectors to help companies achieve their operating and financial objectives.

Forward Looking Statements

This press release may contain “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding information regarding the expected timing of the completion of the transaction. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. None of P.F. Chang’s, Centerbridge, Wok Parent and Wok assume any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Contact Information

Investors:

Allison Schulder

(480) 888-3000

allison.schulder@pfcb.com

Media:

Matt Sherman / Averell Withers / Joe Berg

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449